UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

May 22, 2018

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (First Section))

[Updated] Correction in “Consolidated Financial Statements for Fiscal 2017 <Under Japanese GAAP>”

Mizuho Financial Group, Inc. hereby announces certain corrections in its “Consolidated Financial Statements for Fiscal 2017 <Under Japanese GAAP>” disclosed on May 15, 2018 as shown in the appendix.

Inquiries:
Corporate Communications Department
+81-3-5224-2026

(Appendix)

¡ Correction

The correction is underlined.

[SELECTED FINANCIAL INFORMATION For Fiscal 2017<Under Japanese GAAP>]

Page 2-30

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

(Before correction)

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2017
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	7,386.0	13.9	881.6	(20.3)	6,504.3	34.2
Hong Kong	1,806.9	2.0	305.8	(6.6)	1,501.1	8.7
South Korea	734.5	—	119.0	(0.5)	615.5	0.5
Singapore	1,171.1	7.7	(5.0)	(7.7)	1,176.2	15.5
Thailand	861.0	0.3	(6.3)	(0.8)	867.3	1.1
Central and South America	4,082.9	84.0	336.6	(7.0)	3,746.3	91.0
North America	5,718.9	11.6	(71.8)	(9.8)	5,790.8	21.5
Eastern Europe	215.3	—	109.5	(0.1)	105.8	0.1
Western Europe	3,317.4	40.2	163.5	21.9	3,153.8	18.3
Other	3,184.1	5.6	679.6	(0.6)	2,504.5	6.3
Total	23,904.9	155.6	2,099.1	(16.1)	21,805.7	171.7

(After correction)

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2017
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	6,930.0	13.9	425.6	(20.3)	6,504.3	34.2
Hong Kong	1,806.9	2.0	305.8	(6.6)	1,501.1	8.7
South Korea	600.5	—	(14.9)	(0.5)	615.5	0.5
Singapore	1,171.1	7.7	(5.0)	(7.7)	1,176.2	15.5
Thailand	842.7	0.3	(24.6)	(0.8)	867.3	1.1
Central and South America	3,862.0	56.0	115.7	(35.0)	3,746.3	91.0
North America	5,626.5	11.6	(164.2)	(9.8)	5,790.8	21.5
Eastern Europe	179.7	—	73.9	(0.1)	105.8	0.1
Western Europe	3,091.9	40.2	(61.9)	21.9	3,153.8	18.3
Other	2,562.3	5.6	57.8	(0.6)	2,504.5	6.3
Total	22,252.7	127.6	447.0	(44.1)	21,805.7	171.7